Kateryna Kuntsevich

Special Counsel

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

Washington DC 20549

United States of America

May 19, 2025

Dear Ms. Kuntsevich,

Republic of the Philippines

Registration Statement under Schedule B

File No. 333-286375

Reference is made to the Registration Statement under Schedule B (the “Registration Statement”) (File No. 333-286375) of the Republic of the Philippines (the “Republic”) filed with the Commission via the EDGAR system on April 4, 2025 pursuant to the Securities Act of 1933. We hereby request that the Commission accelerate effectiveness of the Registration Statement to 5:00 p.m. on May 20, 2025, or as soon as practicable thereafter.

If you have any questions regarding this request for acceleration, please do not hesitate to contact Amit Singh at +65 6692 5802 or amit.singh@linklaters.com.

Yours sincerely,

/s/ Sharon P. Almanza

Sharon P. Almanza Treasurer of the Philippines

cc: Amit Singh